Select
Futures
Fund

December 1996
Monthly Report

This Monthly Report supplements the Select Futures Fund's Prospectus dated October 17, 1996.


January 31, 1997

Dean Witter Select Futures Fund
Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from the start of each calendar year the Fund has traded. Also provided is the inception-to-date return and the annualized return since inception for the Fund. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

        Year                         Return
        1991 (5 months)              31.2%
        1992                         -14.4%
        1993                         41.6%
        1994                         -5.1%
        1995                         23.6%
        1996                         5.3%

Inception-to-Date Return:            96.2%
Annualized Return:                   13.5%



Dean Witter
Two World Trade Center
62nd Floor
New York, NY  10048
Telephone (212) 392-8899

Dean Witter Select Futures Fund
Monthly Report
December 1996

Dear Limited Partner:
The Net Asset Value per Unit for the Dean Witter Select Futures Fund as of December 31, 1996, was $1,962.38, down 3.36% for the month and up 5.27% for the calendar year 1996.

The Fund recorded losses during the month due primarily to a price trend reversal in global interest rate futures. During the first week of December, a dramatic reversal lower in the previous upward trend in global interest rate futures prices resulted in a portion of previous months' profits being given back from long European, U.S., Japanese and Australian interest rate futures positions. Choppy price movement in global stock index futures resulted in smaller losses within this market complex. In metals, losses recorded in base metals futures, as prices moved in a trendless pattern, more than offset gains recorded from short gold futures positions, as prices in this market finished the month lower. Smaller losses were recorded in energy futures trading due to erratic movement in oil and gas prices during a majority of the month.
A portion of the Fund's overall losses was offset by gains recorded in currencies as short Swiss franc and Japanese yen positions profited from a continued downward move in value relative to the U.S. dollar. Smaller gains recorded from short orange juice futures positions, as prices in this market declined, also helped to mitigate Fund losses during the month.

I would also like to take this opportunity to inform you that we anticipate Schedule K-1 (Form 1065) tax forms reporting each Limited Partner's share of the partnership income, loss and deductions for calendar year 1996 will be mailed during the last week of February.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd floor, New York, NY 10048 or your Dean Witter Account Executive.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

                                     Sincerely,


                                     Mark J. Hawley
                                     President
                                     Demeter Management Corporation
                                     General Partner

Dean Witter Select Futures Fund L.P.
Statement of Operations
For the Month Ended December 31, 1996
(Unaudited)
                                                                   Percent of
                                                              November 30, 1996
                                          Amount              Net Asset Value
                                          $                   %

REVENUES
Trading Profit (Loss)
        Realized                          10,167,634          6.11
        Net change in unrealized          (14,674,737)        (8.82)

        Total Trading Results             (4,507,103)         (2.71)

Interest income                           533,060             .32
        Total Revenues                    (3,974,043)         (2.39)

Expenses
Brokerage commissions                     753,732             .45
Management fee                            403,858             .24
Incentive Fee                             348,459             .21
Transaction fees and costs                93,582              .06
Administrative expenses                   9,000               .01

        Total Expenses                    1,608,631           .97

NET LOSS                                  (5,582,674)         (3.36)

Statement of Changes in Net Asset Value
For the Month Ended December 31, 1996
(Unaudited)
                                                                                   Percent of
                                                                                   November 30, 1996
                                          Amount              Per Unit             Net Asset Value
                                          $                   $                    %
Net Asset Value,
November 30, 1996
(81,936.936 Units)                        166,373,696         2,030.51             100.00

Net Loss                                  (5,582,674)         (68.13)              (3.36)

Subscriptions
(2,734.139 Units)                         5,365,420           1,962.38             3.22

Redemptions
(1,207.798 Units)                         (2,370,157)         1,962.38             (1.42)

Net Asset Value,
December 31, 1996
(83,463.277 Units)                        163,786,285         1,962.38             98.44

The accompanying notes are an integral part of these financial statements.

Dean Witter Select Futures Fund L.P.
Notes to Financial Statements
(Unaudited)

1. Summary of Significant Accounting Policies

Organization - Dean Witter Select Futures Fund L.P. (the "Partnership") is a limited partnership organized to engage in the speculative trading of commodity futures contracts, commodity options contracts and forward contracts on foreign currencies. The general partner for the Partnership is Demeter Management Corporation ("Demeter"). The commodity broker is Dean Witter Reynolds Inc. ("DWR"). Both DWR and the General Partner are wholly-owned subsidiaries of Dean Witter, Discover & Co. ("DWD"). Demeter has retained EMC Capital Management, Inc. ("EMC"), Rabar Market Research, Inc. ("Rabar") and Sunrise Commodities ("Sunrise") as the trading advisors of the Partnership.

Demeter is required to maintain a 1% minimum interest in the equity of the Partnership and income (losses) are shared by the General and Limited Partners based upon their proportional ownership interests.

Basis of Accounting - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements.
Revenue Recognition - Commodity futures contracts, commodity options and forward contracts on foreign currencies are open commitments until settlement date. They are valued at market and the resulting unrealized gains and losses are reflected in income. Monthly, DWR pays the Partnership interest income based upon 80% of the average daily Net Assets for the month at a rate equal to the average yield on 13-week U.S. Treasury Bills issued during such month. For purposes of such interest payments, Net Assets do not include monies due the Partnership on forward contracts and other commodity interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per Unit is computed using the weighted average number of units outstanding during the period.
Brokerage Commissions and Related Transaction Fees and Costs - The Partnership accrues brokerage commissions based on the maximum total brokerage commissions and transaction fees chargeable to the Partnership capped at .65% per month of adjusted Net Assets as defined in the Limited Partnership Agreement.

Operating Expenses - The Partnership bears all operating expenses related to its trading activities, to a maximum of 1/4 of 1% annually of the Partnership's average month end Net Assets.

Dean Witter Select Futures Fund L.P.
Notes to Financial Statements -
(Continued)

These include filing fees, clerical, administrative, auditing, accounting, mailing, printing, and other incidental operating expenses as permitted by the Limited Partnership Agreement. In addition, the Partnership incurs a monthly management fee and may incur an incentive fee. Demeter bears all other operating expenses.

Redemptions - Limited Partners may redeem some or all of their Units at 100% of the Net Asset Value Per Unit as of the last day of any month that is at least six months after the closing at which a client first became a limited partner, upon five business days advance notice by redemption form to Demeter. However, any Units redeemed at or prior to the end of the twenty fourth full months following the closing at which such person first becomes a limited partner, may be assessed a redemption charge equal to 1% respectively, of the Net Asset Value per Unit on the date of such redemption. Limited Partners who obtained their units via an exchange from another DWR sponsored commodity pool will not be subject to the six month holding period of the redemption charges.

Distributions - Distributions, other than on redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of the Partnership's revenues and expenses for income tax purposes.

Dissolution of the Partnership - The Partnership will terminate on December 31, 2025 or at the earliest date if certain conditions set forth in the Limited Partnership Agreement occur.

2. Related Party Transactions

The Partnership's cash is on deposit with DWR in commodity trading accounts to meet margin requirements as needed. DWR pays interest on these funds as
described in Note 1.   Under its Customer Agreement with DWR, the Partnership
pays DWR brokerage commissions as described in Note 1.

3. Trading Manager

Compensation to EMC, Rabar and Sunrise consists of a management fee and an incentive fee as follows:
Management Fee - The Partnership pays a monthly management fee equal to 1/4 of 1% per month of the Partnership's adjusted Net Assets, as defined, as of the last day of each month.

Dean Witter Select Futures Fund L.P.
Notes to Financial Statements -
(Concluded)

Incentive Fee - The Partnership will pay a quarterly incentive fee to each trading advisor equal to 17.5% of the trading advisor's "Trading Profits," as defined in the Limited Partnership Agreement, experienced by the Net Assets allocated to such trading advisor as of the end of each calendar quarter.
If a trading advisor has experienced "Trading Losses" with respect to its allocated Net Assets at the time of the supplemental closing, the trading advisor must earn back such losses plus a pro rata amount related to the funds allocated to the trading advisor at the supplemental closing before the trading advisor is eligible for an incentive fee.
Such incentive fee is accrued in each month in which "Trading Profits" occurs. In those months in which "Trading Profits" is negative, previous accruals, if any, during the incentive period will be reduced. In those instances in which a Limited Partner redeems an investment, the incentive fee (if earned through a redemption date) is to be paid to such advisor on those redemptions in the month of such redemptions.

4. Legal Matters

On September 6, 10, and 20, 1996, similar purported class actions were filed in the Superior Court of the State of California, County of Los Angeles, on behalf of all purchasers of interests in limited partnership commodity pools sold by DWR. Named defendants include DWR, Demeter, Dean Witter Futures and Currency Management Inc., DWD (all such parties referred to hereafter as the "Dean Witter Parties"), the Partnership, certain other limited partnership commodity pools of which Demeter is the general partner, and certain trading advisors to those pools. Also, on September 18 and 20, 1996 similar purported class actions were filed in the Supreme Court of the State of New York, New York County, against the Dean Witter Parties and certain trading advisors on behalf of all purchasers of interests in various limited partnership commodity pools sold by DWR. Generally, these complaints allege, among other things, that the defendants committed fraud, deceit, misrepresentation, breach of fiduciary duty, fraudulent and unfair business practices, unjust enrichment, and conversion in connection with the sale and operation of the various limited partnership commodity pools. The complaints seek unspecified amount of compensatory and punitive damages and other relief. It is possible that additional similar actions may be filed and that, in the course of these actions, other parties could be added as defendants. The Dean Witter Parties believe that they and the Partnership have strong defenses to, and they will vigorously contest, the actions. Although the ultimate outcome of legal proceedings cannot be predicted with certainty, it is the opinion of management of the Dean Witter Parties that the resolution of the actions will not have a material adverse effect on the financial condition or the results of operations of any of the Dean Witter Parties or the Partnership.